Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the Preliminary

Prospectus Supplement

dated August 15, 2012 to

the Prospectus dated

August 2, 2010

Registration Statement

No. 333-168453

Moody’s Corporation

Pricing Term Sheet

August 15, 2012

4.500% Senior Notes due 2022

Issuer:	Moody’s Corporation

Size:	$500,000,000

Maturity:	September 1, 2022

Coupon (Interest Rate):	4.500%

Price to Public:	99.218% of face amount

Yield to Maturity:	4.598%

Spread to Benchmark Treasury:	Treasury plus 280 basis points

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Price and Yield:	98-13+; 1.798%

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2013

Record Dates:	February 15 and August 15

Make-whole Call:	Callable at any time prior to June 1, 2022 at the greater of par and the make-whole redemption price (Treasury plus 45 basis points)

Par Call:	On or after June 1, 2022

Trade Date:	August 15, 2012

Settlement:	T+3; August 20, 2012

CUSIP/ISIN:	615369AB1 / US615369AB15

Rating:*	BBB+ by Standard & Poor’s Rating Services

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Lead Managers:	Goldman, Sachs & Co. Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc.

Co-Managers:

Fifth Third Securities, Inc.

Lloyds Securities Inc.

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Sandler O’Neill & Partners, L.P.

SMBC Nikko Capital Markets Limited

The Williams Capital Group L.P.

Use of Proceeds:	Net proceeds (before expenses) from this offering will be approximately $492.8 million and are expected to be used for general corporate purposes, including the redemption and repayment of short-term or long-term borrowings, which may include repayment of up to $127.5 million of borrowings under the five-year senior, unsecured term loan facility; working capital; capital expenditures; acquisitions of or investments in businesses or assets; and purchases of the issuer’s common stock under its authorized stock repurchase program.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Merrill Lynch, Pierce, Fenner & Smith Incorporated (call 1-800-294-1322, or e-mail dg.prospectus_requests@baml.com).

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